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April 30, 2001



Securities and Exchange Commission
450 Fifth Street NW
Washington DC   20549



RE:      Fortis Benefits Insurance Company (the Company)
         Form N-4 Registration Statement filed on or about
         December 15, 2000 (File #333-51958)

Ladies and Gentlemen:

The Company does hereby indicate its desire to withdraw the above identified registration statement from further processing and consideration by the Commission and its staff. Subsequent to the filing of this registration statement, the Company's variable insurance business was "sold" to Hartford Life and as a result the variable product strategy of the Company has changed and does not include this product at this time. Please acknowledge your consent to this application for withdrawal.

Very truly yours,

/s/ David A. Peterson

David A. Peterson
Attorney